UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Grupo Televisa, S.A.B. (File No. 333-164595), filed on January 29, 2010.

Highlights

➢	Consolidated net sales grew 12.3%, and operating segment income increased 11.9%

➢	Television Broadcasting net sales increased 7.1%, and operating segment income margin was 47.9%

➢	Sky, once again, achieved record net additions of 304 thousand subscribers during the quarter, 937 thousand over the last twelve months, and the margin reached 48.3%

➢	Pay Television Networks net sales increased 17.7%, adding 4.8 million revenue generating units during the quarter, and 18.3 million over the last twelve months

➢	In the aggregate for our three cable investments, revenue generating units reached 3.2 million, of which 470 thousand were telephony subscribers

Consolidated Results

Mexico City, D.F., October 21, 2010—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for third quarter 2010. The results have been prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS).

The following table sets forth a condensed consolidated statement of income for the three months ended September 30, 2010 and 2009, in millions of Mexican pesos, as well as the percentage of net sales that each line represents and the percentage change when comparing 2010 with 2009:

	3Q 2010	Margin %	3Q 2009	Margin %	Change %
Consolidated net sales	14,771.0	100.0	13,149.8	100.0	12.3
Operating segment income	5,993.4	39.7	5,355.7	39.7	11.9
Consolidated net income	2,458.7	16.6	2,369.2	18.0	3.8
Controlling interest net income	2,195.2	14.9	2,014.1	15.3	9.0

Consolidated net sales increased 12.3% to Ps.14,771 million in third quarter 2010 compared with Ps.13,149.8 million in third quarter 2009. This increase was attributable to revenue growth in our Cable and Telecom, Television Broadcasting, Sky, Pay Television Networks, and Programming Exports segments, and was partially offset by a decrease in the sales of our Other Businesses and Publishing segments.

Controlling interest net income increased 9% to Ps.2,195.2 million in third quarter 2010 compared with Ps.2,014.1 million in third quarter 2009. The net increase of Ps.181.1 million reflected primarily i) a Ps.372.7 million favorable variance in other expense, net resulting in other income, net of Ps.311.7 million; ii) a Ps.155.8 million increase in operating income; iii) a Ps.21.3 million favorable variance in equity in results of affiliates, net; and iv) a Ps.91.6 million decrease in noncontrolling interest net income. These favorable variances were offset by i) a Ps.326.8 million increase in income taxes; and ii) a Ps.133.5 million increase in integral cost of financing.

Third-Quarter Results by Business Segment

The following table presents third-quarter results ended September 30, 2010 and 2009, for each of our business segments. Results for third quarter 2010 and 2009 are presented in millions of Mexican pesos.

Net Sales	3Q 2010%		3Q 2009%		Inc. %
Television Broadcasting	5,860.5	38.8	5,471.9	40.6	7.1
Pay Television Networks	809.6	5.3	687.9	5.1	17.7
Programming Exports	771.1	5.1	755.8	5.6	2.0
Publishing	787.7	5.2	795.0	5.9	(0.9)
Sky	2,894.9	19.2	2,507.4	18.6	15.5
Cable and Telecom	3,002.5	19.9	2,190.3	16.3	37.1
Other Businesses	981.1	6.5	1,065.4	7.9	(7.9)
Segment Net Sales	15,107.4	100.0	13,473.7	100.0	12.1
Intersegment Operations1	(336.4)		(323.9)		(3.9)
Consolidated Net Sales	14,771.0		13,149.8		12.3

Operating Segment Income (Loss)2	3Q 2010	Margin %	3Q 2009	Margin %	Inc. %
Television Broadcasting	2,805.2	47.9	2,696.5	49.3	4.0
Pay Television Networks	412.9	51.0	398.0	57.9	3.7
Programming Exports	371.2	48.1	423.3	56.0	(12.3)
Publishing	91.5	11.6	35.1	4.4	160.7
Sky	1,398.3	48.3	1,081.7	43.1	29.3
Cable and Telecom	946.5	31.5	752.0	34.3	25.9
Other Businesses	(32.2)	(3.3)	(30.9)	(2.9)	(4.2)
Operating Segment Income	5,993.4	39.7	5,355.7	39.7	11.9
Corporate Expenses	(205.2)	(1.4)	(164.9)	(1.2)	(24.4)
Depreciation and Amortization	(1,636.7)	(11.1)	(1,195.1)	(9.1)	(37.0)
Consolidated Operating Income	4,151.5	28.1	3,995.7	30.4	3.9

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, and corporate expenses.

Television Broadcasting

Third-quarter sales increased 7.1% to Ps.5,860.5 million compared with Ps.5,471.9 million in third quarter 2009. This increase reflects additional advertising sales derived from programs produced around the remaining eight Soccer World Cup matches transmitted in July, as well as strong ratings generated by novelas such as Soy tu Dueña and Llena de Amor, and reality shows such as Décadas. Upfront deposits represented 80.8% of revenues during the quarter and the remaining were sales in the spot market. This figure compares with 82.1% in third quarter 2009.

Third-quarter operating segment income increased 4% to Ps.2,805.2 million compared with Ps.2,696.5 million in third quarter 2009; the margin was 47.9%. The increase in costs and expenses is explained mainly by non-recurrent charges such as the cost of the Soccer World Cup and the production of programs related to the 200th anniversary of the Mexican independence and the 100th anniversary of the Mexican revolution. Year to date the margin has decreased 123 basis points compared with the same period last year.

Pay Television Networks
Third-quarter sales increased 17.7% to Ps.809.6 million compared with Ps.687.9 million in third quarter 2009. The increase was driven by higher revenues from channels sold in Mexico, higher advertising sales, and the continued success of Televisa Deportes Network (“TDN”), our sports network. As of September 30, 2010, and through our cable and DTH affiliates worldwide, our Pay Television Networks business reached 25 million subscribers each carrying an average of 5.2 Televisa pay-TV channels each. This is equivalent to a total revenue generating unit (“RGU”) base of 132 million. The growth in RGUs was driven by strong demand of well-performing channels such as Clasico TV and Golden LA in Argentina and Colombia, respectively.

Third-quarter operating segment income increased 3.7% to Ps.412.9 million compared with Ps.398 million in third quarter 2009, and the margin was 51%. This margin decline reflects higher sales that were partially offset by costs and expenses of Ps.68.1 million related to TDN and ForoTV, launched in August 2009 and February 2010, respectively.

Programming Exports
Third-quarter sales increased 2% to Ps.771.1 million compared with Ps.755.8 million in third quarter 2009. This is attributable to an increase in royalties from Univision, from US$38 million in third quarter 2009 to US$42.3 million in third quarter 2010, as well as higher revenues from Europe. These favorable effects were partially offset by lower programming sales in Latin America as well as a negative translation effect on foreign-currency-denominated sales.

Third-quarter operating segment income decreased 12.3% to Ps.371.2 million compared with Ps.423.3 million in third quarter 2009, and the margin was 48.1%. These results reflect mainly higher amortization of co-produced programming, payment of royalties, and collaboration on productions in Asia and Africa.

Publishing
Third-quarter sales decreased marginally by 0.9% to Ps.787.7 million compared with Ps.795 million in third quarter 2009. The decrease was driven primarily by lower circulation revenues abroad and in Mexico as a result of our restructuring of the business and, to a lesser extent by, a negative translation effect on foreign-currency-denominated sales, both offset by higher advertising revenues abroad.

Third-quarter operating segment income increased 160.7% to Ps.91.5 million compared with Ps.35.1 million in third quarter 2009, and the margin was 11.6%. The improvement in the margins was driven mainly by lower paper and printing costs in connection with the restructuring process as well as a positive translation effect on foreign-currency-denominated costs.

Sky
Third-quarter sales increased 15.5% to Ps.2,894.9 million compared with Ps.2,507.4 million in the same period of 2009. The growth is explained principally by an increase in the subscriber base in Mexico by 926 thousand subscribers during the last twelve months. The growth in Mexico is driven mainly by the success of Sky´s new low-cost offerings and the transmission of the remaining eight games of the Soccer World Cup, three of which were exclusive to Sky. These results were partially offset by a negative translation effect on sales in Central America and the Dominican Republic, which are denominated in US dollars. As of September 30, 2010, the number of gross active subscribers increased to 2,753,047 (including 149,057 commercial subscribers), compared with 1,816,359 (including 139,819 commercial subscribers) as of September 30, 2009. This is equivalent to a growth of 51.6% year over year.

Third-quarter operating segment income increased 29.3% to Ps.1,398.3 million compared with Ps.1,081.7 million in third quarter 2009, and the margin reached 48.3%. The improvement in margins results from higher sales and the absence this quarter of the costs associated with the transmission of the 2010 Soccer World Cup that were incurred in third quarter 2009.

Cable and Telecom
Third-quarter sales increased 37.1% to Ps.3,002.5 million compared with Ps.2,190.3 million in the same period of 2009. This increase was attributable to i) the addition of approximately 385 thousand RGUs in Cablevisión and Cablemás during the last twelve months, of which 68 thousand were added during third quarter 2010; ii) the consolidation of TVI since October 1, 2009 which grew by approximately 16 thousand RGUs during the quarter; and iii) the increase in revenues in Bestel. Cablevisión, Cablemás, and Bestel net sales increased 17.3%, 12.9%, and 23.4%, respectively.

The following table sets forth the breakdown of subscribers for three of our cable and telecom subsidiaries as of September 30, 2010.

RGUs	Cablevisión	Cablemás	TVI	Total
Video	662,301	963,662	299,047	1,925,010
Broadband	290,101	338,673	140,911	769,685
Voice	181,499	187,732	100,680	469,911
RGUs	1,133,901	1,490,067	540,638	3,164,606

Third-quarter operating segment income increased 25.9% to Ps.946.5 million compared with Ps.752 million in third quarter 2009, and the margin was 31.5%. Excluding Bestel, the margin for the cable operations alone was, on the aggregate, 36.9%, compared with 38.3% in second quarter 2010. These results reflect higher sales and a positive translation effect on foreign-currency-denominated costs and include higher costs and expenses resulting from the consolidation of TVI and the costs inherent in the growth in the subscriber base.

The following table sets forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our four cable and telecom subsidiaries for the quarter.

Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Bestel
Revenue(1)	992.3	1,018.1	481.6	595.2
Operating Segment Income(1)	384.3	371.6	163.5	60.8
Margin	38.7%	36.5%	33.9%	10.2%

(1) These results do not include consolidation adjustments of Ps.84.7 million in revenues and Ps.33.7 million in Operating Segment Income, which are considered in the consolidated results of Cable and Telecom.

Other Businesses

Third-quarter sales decreased 7.9% to Ps.981.1 million compared with Ps.1,065.4 million in third quarter 2009. This decrease is explained mainly by lower sales in our feature-film distribution business due to the termination of an agreement with Warner Bros. Pictures in December 2009, partially offset by higher sales in our soccer, gaming, and radio businesses. Our gaming business performed well due to the continued success of the soccer-related lottery game launched early this year and the radio business continued to benefit from additional Soccer World Cup advertising revenues as well as an increase in rates.

Third-quarter operating segment loss was Ps.32.2 million compared with a Ps.30.9 million loss in third quarter 2009, reflecting principally lower sales in our feature-film distribution business and higher cost of sales in our soccer business. This negative effect was partially offset by lower costs of sales and operating expenses mainly in our feature-film distribution and publishing distribution businesses.

Corporate Expenses

Share-based compensation expense in third quarter 2010 and 2009 amounted to Ps.135.4 million and Ps.106.5 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to officers and employees, and is recognized over the vesting period.

Non-operating Results

Other Income, Net

Other income, net, amounted to Ps.311.7 million for third quarter 2010, compared to other expense, net, of Ps.61 million for third quarter 2009. The variance of Ps.372.7 reflected primarily a gain on disposition of shares of associates, Volaris, in third quarter 2010, which effect was partially offset by an increase in other expense related to financial advisory and professional services, donations and loss on disposition of fixed assets.

In July 2010, we sold our 25% interest in Volaris, a low-cost carrier airline, for a total cash consideration of US$80.6 million. Since our first investment in this associate in October 2004, we made equity investments in Volaris for an aggregate amount of US$49.5 million.

Integral Cost of Financing

The following table sets forth integral cost of financing stated in millions of Mexican pesos for the three months ended September 30, 2010 and 2009.

	3Q 2010	3Q 2009	Increase (decrease)
Interest expense	920.8	721.8	199.0
Interest income	(183.3)	(173.0)	(10.3)
Foreign exchange gain, net	(87.3)	(32.1)	(55.2)
Integral cost of financing	650.2	516.7	133.5

The net expense attributable to integral cost of financing increased by Ps.133.5 million, or 25.8%, to Ps.650.2 million for third quarter 2010 from Ps.516.7 million for third quarter 2009. This increase reflected i) a Ps.199 million increase in interest expense, due primarily to a higher average principal amount of long-term debt in third quarter 2010; ii) a Ps.10.3 million increase in interest income explained primarily by a higher average amount of cash equivalents and temporary investments in third quarter 2010, which effect was partially offset by a reduction of interest rates applicable to cash equivalents and temporary investments in the same period; and iii) a Ps.55.2 million increase in net foreign-exchange gain resulting mainly from a 2% appreciation of the Mexican peso against the US dollar during third quarter 2010.

Equity in Losses of Affiliates, Net

Equity in losses of affiliates, net, decreased by Ps.21.3 million, or 15%, to Ps.120.7 million in third quarter 2010 compared with Ps.142 million in third quarter 2009. This decrease reflected mainly a reduction in equity in loss of La Sexta, our 40.5% interest in a free-to-air television channel in Spain, which effect was partially offset by the absence of equity in earnings of  i) Volaris, our 25% interest in a low-cost carrier airline, which was disposed of by us in July 2010; and ii) TVI, our 50% interest in a telecommunications company offering pay television, data and voice services in the metropolitan area of the city of Monterrey and other areas in northern Mexico, the assets, liabilities and results of operations of which we began consolidating in our consolidated financial statements effective October 1, 2009.

Income Taxes

Income taxes increased by Ps.326.8 million, or 36%, to Ps.1,233.6 million in third quarter 2010 from Ps.906.8 million in third quarter 2009. This increase reflected a higher effective income tax rate as well as a higher corporate income tax base.

Noncontrolling Interest Net Income

Noncontrolling interest net income decreased by Ps.91.6 million, or 25.8%, to Ps.263.5 million in third quarter 2010, from Ps.355.1 million in third quarter 2009. This decrease reflected essentially a lower portion of consolidated net income attributable to noncontrolling stockholders in our Cable and Telecom segment.

Other Relevant Information

Capital Expenditures and Investments

During third-quarter 2010, we invested approximately US$186.1 million in property, plant and equipment as capital expenditures, including approximately US$86.3 million for our Cable and Telecom segment, US$75.8 million for our Sky segment, and US$24 million for our Television Broadcasting segment and other businesses. During third quarter 2010, we did not make any capital contribution or loans in connection with our 40.5% interest in La Sexta.

Our investment in property, plant and equipment during the quarter in our Cable and Telecom segment included approximately US$36.9 million for Cablevisión, US$31.5 million for Cablemás, US$12.5 million in TVI, and US$5.4 million for Bestel.

Debt and Capital Lease Obligations

The following table sets forth our total consolidated debt and capital lease obligations as of September 30, 2010 and December 31, 2009. Amounts are stated in millions of Mexican pesos.

	Sep 30, 2010	Dec 31, 2009	Increase (decrease)
Short-term debt and current portion of long-term debt	1,927.4	1,433.0	494.4
Long-term debt (excluding current portion)	39,893.7	41,983.2	(2,089.5)
Total debt	41,821.1	43,416.2	(1,595.1)

Current portion of long-term capital lease obligations	280.2	235.3	44.9
Long-term capital lease obligations (excluding current portion)	424.6	1,166.5	(741.9)
Total capital lease obligations	704.8	1,401.8	(697.0)

As of September 30, 2010 and December 31, 2009, our consolidated net debt position (cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments less total debt) was Ps.1,163.4 million and Ps.576.3 million, respectively. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of September 30, 2010 and December 31, 2009, amounted to Ps.3,957.6 million and Ps.3,996.1 million, respectively.

On October 12, 2010, we announced the offer of 7.38% notes (Certificados Bursátiles) in the aggregate principal amount of Ps.10,000 million due 2020, through the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.). We intend to use the net proceeds from this offer to strengthen our financial position.

Shares Repurchased and Outstanding

During third quarter 2010, we repurchased 10.7 million CPOs in the aggregate amount of Ps.519.2 million.

As of September 30, 2010 and December 31, 2009, our shares outstanding amounted to 325,571.4 million and 327,230.6 million shares, respectively; and our CPO equivalents outstanding amounted to 2,782.7 million and 2,796.8 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares by 117.

As of September 30, 2010 and December 31, 2009, the GDS (Global Depositary Shares) equivalents outstanding amounted to 556.5 million and 559.4 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Television Ratings and Audience Share

National urban ratings and audience share reported by IBOPE confirm that, in third quarter 2010, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 69%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 66.8%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 69.3%.

Other relevant information

On October 5, 2010, we announced an agreement with Univision. For further information, please refer to the press release “Grupo Televisa and Univision to expand strategic relationship in the US” available at: http://i.esmas.com/documento/0/000/002/041/Univision_Televisa_Press_Release_FINAL.pdf

On October 18, 2010, we announced the termination of the investment agreement in Nextel Mexico. For further information, please refer to the press release “Televisa and NII Holdings mutually agree to terminate investment agreement” available at:
http://i.esmas.com/documento/0/000/002/041/NII_TV_Deal_101017_Final.pdf

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)
###

Investor Relations:	Media Relations:
Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Millions of Mexican Pesos)

	September 30,		December 31,
	2010		2009
ASSETS	(Unaudited)		(Audited)

Current:
Cash and cash equivalents	Ps.	31,288.7	Ps.	29,941.5
Temporary investments		5,411.4		8,902.3
		36,700.1		38,843.8

Trade notes and accounts receivable, net		10,065.8		18,399.2
Other accounts and notes receivable, net		4,146.4		3,530.5
Due from affiliated companies		507.0		135.7
Transmission rights and programming		3,824.5		4,373.0
Inventories		1,764.8		1,665.1
Other current assets		1,318.6		1,435.1
Total current assets		58,327.2		68,382.4

Derivative financial instruments		956.6		1,538.7
Transmission rights and programming		5,967.8		5,915.5
Investments		5,793.3		6,361.0
Property, plant, and equipment, net		37,442.0		33,071.5
Intangible assets and deferred charges, net		10,924.9		11,218.9
Other assets		73.5		80.4
Total assets	Ps.	119,485.3	Ps.	126,568.4

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Millions of Mexican Pesos)

	September 30,		December 31,
	2010		2009
LIABILITIES	(Unaudited)		(Audited)

Current:
Short-term debt and current portion of long-term debt	Ps.	1,927.4	Ps.	1,433.0
Current portion of capital lease obligations		280.2		235.3
Trade accounts payable		8,234.2		6,432.9
Customer deposits and advances		8,815.7		19,858.3
Taxes payable		874.3		941.0
Accrued interest		530.3		464.6
Employee benefits		465.5		200.2
Due to affiliated companies		51.3		34.2
Other accrued liabilities		2,670.5		2,577.8
Total current liabilities		23,849.4		32,177.3
Long-term debt, net of current portion		39,893.7		41,983.2
Capital lease obligations, net of current portion		424.6		1,166.5
Derivative financial instruments		344.2		523.6
Customer deposits and advances		1,054.7		1,054.8
Other long-term liabilities		2,755.8		3,078.4
Deferred income taxes		1,594.0		1,765.4
Retirement and termination benefits		455.0		347.0
Total liabilities		70,371.4		82,096.2

STOCKHOLDERS’ EQUITY

Capital stock issued, no par value		10,019.9		10,019.9
Additional paid-in capital		4,547.9		4,547.9
		14,567.8		14,567.8
Retained earnings:
Legal reserve		2,135.4		2,135.4
Unappropriated earnings		23,273.2		17,244.7
Controlling interest net income for the period		5,058.9		6,007.1
		30,467.5		25,387.2
Accumulated other comprehensive income, net		3,263.3		3,401.8
Shares repurchased		(5,893.3)		(5,187.0)
		27,837.5		23,602.0
Total controlling interest		42,405.3		38,169.8
Noncontrolling interest		6,708.6		6,302.4
Total stockholders’ equity		49,113.9		44,472.2
Total liabilities and stockholders’ equity	Ps.	119,485.3	Ps.	126,568.4

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(Millions of Mexican Pesos)

	Three months ended September 30,				Nine months ended September 30,
	2010		2009		2010		2009
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	14,771.0	Ps.	13,149.8	Ps.	41,365.8	Ps.	37,189.1

Cost of sales 1		6,681.7		5,835.8		18,990.7		16,926.3

Operating expenses:
Selling 1		1,121.6		1,212.1		3,501.6		3,123.8
Administrative 1		1,179.5		911.1		3,321.5		2,720.0
Depreciation and amortization		1,636.7		1,195.1		4,640.2		3,557.3
Operating income		4,151.5		3,995.7		10,911.8		10,861.7
Other (income) expense, net		(311.7)		61.0		(91.9)		356.4
Integral cost of financing:
Interest expense		920.8		721.8		2,690.3		2,339.9
Interest income		(183.3)		(173.0)		(741.5)		(781.0)
Foreign exchange (gain) loss, net		(87.3)		(32.1)		375.6		497.5
		650.2		516.7		2,324.4		2,056.4
Equity in losses of affiliates, net		(120.7)		(142.0)		(188.2)		(590.7)
Income before income taxes		3,692.3		3,276.0		8,491.1		7,858.2
Income taxes		1,233.6		906.8		2,693.5		2,240.0
Consolidated net income		2,458.7		2,369.2		5,797.6		5,618.2
Noncontrolling interest net income		(263.5)		(355.1)		(738.7)		(799.2)
Controlling interest net income	Ps.	2,195.2	Ps.	2,014.1	Ps.	5,058.9	Ps.	4,819.0

1 Excluding depreciation and amortization.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR THIRD AND FOURTH QUARTER 2009 AND FIRST, SECOND AND THIRD QUARTER 20101:

SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Jul	Aug	Sep	Oct	Nov	Dec	2009	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	3Q10
Channel 2
Rating	11.4	11.6	12.4	11.8	11.6	10.3	11.5	11.0	11.3	11.2	11.0	10.5	11.2	10.5	10.7	11.1	10.8
Share (%)	31.3	32.3	33.5	32.3	31.5	29.9	31.7	30.6	31.3	30.9	31.2	29.7	30.3	29.2	29.9	30.9	30.0
Total Televisa(2)
Rating	25.8	25.5	25.8	25.6	25.9	24.2	25.8	25.0	25.4	25.8	24.8	24.5	25.7	25.2	24.7	24.6	24.8
Share (%)	70.8	71.0	70.0	70.3	70.6	70.6	70.8	69.8	70.6	71.0	70.1	69.6	69.5	70.0	69.4	68.5	69.3

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Jul	Aug	Sep	Oct	Nov	Dec	2009	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	3Q10
Channel 2
Rating	16.8	17.6	18.5	17.3	16.6	14.1	16.9	15.8	17.0	16.9	16.0	14.8	15.4	15.6	15.6	16.4	15.9
Share (%)	34.2	36.0	36.2	34.6	32.5	30.0	33.9	32.2	34.2	33.8	33.6	31.4	32.4	32.4	32.4	33.1	32.6
Total Televisa(2)
Rating	34.3	34.4	35.3	34.6	35.2	32.1	34.8	33.7	34.4	34.7	32.9	32.0	32.8	32.5	32.0	32.8	32.4
Share (%)	69.6	70.5	69.4	69.0	69.2	68.5	69.8	68.6	69.3	69.5	69.2	68.0	69.2	67.6	66.4	66.5	66.8

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Jul	Aug	Sep	Oct	Nov	Dec	2009	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	3Q10
Channel 2
Rating	19.6	22.1	23.2	22.6	22.4	18.5	20.8	21.9	23.0	22.4	21.7	19.6	19.1	19.5	19.9	20.9	20.1
Share (%)	36.1	40.0	40.1	39.0	38.0	34.7	36.6	38.0	39.0	38.3	39.2	36.1	35.9	36.3	36.7	38.2	37.1
Total Televisa(2)
Rating	39.1	40.8	41.9	41.6	42.7	37.6	41.2	41.0	42.1	42.2	40.1	38.0	37.9	37.6	37.3	37.5	37.5
Share (%)	72.1	73.8	72.2	71.8	72.3	70.5	72.4	71.1	71.5	72.0	72.7	70.2	71.3	69.8	68.8	68.4	69.0

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.
2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.
3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 27, 2010	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President